UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 24, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Earnings Release
Siemens Segment Information (continuing operations — preliminary and unaudited)
Siemens Consolidated Statements of Income (preliminary and unaudited)
Siemens Consolidated Statements of Income and Expense Recognized in Equity (preliminary and unaudited)
Siemens Consolidated Statements of Cash Flow (preliminary and unaudited)
Siemens Consolidated Balance Sheets (preliminary and unaudited)
SUPPLEMENTAL DATA:
Siemens Segment Information Analysis(I) (preliminary and unaudited)
Siemens Segment Information Analysis(II) (preliminary and unaudited)
Legal Proceedings
Share buyback program — Disclosure according to art. 4 para. 2 of the Regulation (EU) no. 2273/2003
Siemens sets ambitious target ranges for Sectors and Divisions
Signatures

Key figures(1)	Q1 2008(2)
(preliminary and unaudited; in millions of €, except where otherwise stated)

			% change
Profit and growth	Q1 2008	Q1 2007	Actual	Adjusted(3)

Continuing operations
New orders	24,242	22,244	9	8

Revenue	18,400	16,729	10	8

Total Operations Group
Group profit from Operations	1,719	1,485	16

in % of revenue (Total Op. Groups)	8.9%	8.4%

EBITDA adjusted	2,236	1,836	22

in % of revenue (Total Op. Groups)	11.5%	10.4%

Continuing operations
EBITDA adjusted	2,103	1,337	57

Income from continuing operations	1,078	621	74

Basic earnings per share (in euros)(5)	1.14	0.65	75

Continuing and discontinued operations(4)
Net income	6,475	788	>200

Basic earnings per share (in euros)(5)	7.04	0.83	>200

Return on capital employed	Q1 2008	Q1 2007

Continuing operations

Return on capital employed (ROCE)	11.6%	9.3%

Continuing and discontinued operations (4)
Return on capital employed (ROCE)	62.8%	9.7%

			% change
Free cash flow Cash conversion	Q1 2008	Q1 2007

Total Operations Groups
Free cash flow	680	6	>200

Cash conversion	0.40	0.00

Continuing operations
Free cash flow	(217)	(360)	n.a.

Cash conversion	(0.20)	(0.58)

Continuing and discontinued operations(4)
Free cash flow	(801)	(1,335)	n.a.

Cash conversion	(0.12)	(1.69)

Employees (in thousands)	December 31, 2007		September 30, 2007
	Cont. Op.	Total(6)	Cont. Op.	Total(6)

Employees	413	430	398	471

Germany	129	135	126	152

Outside Germany	284	295	272	319

(1)
EBITDA adjusted, Return on capital employed, Return on equity, Free cash flow and Cash conversion are non-GAAP financial measures. A reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir, Financial Publications, Quarterly Reports. “Group profit from operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” in the table “Segment Information.”

(2)	October 1, 2007 and 2006 -- December 31, 2007 and 2006, respectively.

(3)	Adjusted for portfolio and currency translation effects.

(4)	Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.

(5)	Earnings per share — attributable to shareholders of Siemens AG.

(6)	Continuing and discontinued operations.

Earnings Release Munich, January 24, 2008
Growth and Group Profit on Track
Group profit from Operations grows 2X organic revenue growth
One-time gain from SV sale boosts net income and EPS
Siemens in the first quarter 2008 (October 1, 2007 to December 31, 2007)
•	Net income of €6.475 billion benefited from approximately €5.4 billion related to the sale of Siemens VDO Automotive (SV). EPS for the first quarter was €7.04 compared to €0.83 in the same period a year earlier.
•	Income from continuing operations was €1.078 billion, up 74% from €621 million in the prior-year period. Continuing EPS rose to €1.14 from €0.65.
•	Group profit from Operations rose 16% year-over-year, to €1.719 billion, as a majority of Groups combined higher profitability with rising revenue.
•	Revenue climbed 10%, to €18.400 billion, and orders increased 9%, to €24.242 billion. On an organic basis, excluding the net effect of portfolio transactions and currency translation, both revenue and orders rose 8% compared to the prior-year quarter.
•	Siemens completed two major portfolio transactions, including the sale of SV which generated net proceeds of approximately €11.4 billion within discontinued operations and the purchase of Dade Behring Holdings, Inc. with associated cash outflows of approximately €4.8 billion.
“Siemens’ strong fundamental growth opportunities remain in place, as shown by our organic revenue growth of 8% and a book-to-bill ratio above 1.3 in the first quarter,” commented Siemens’ CEO Peter Löscher. “We confirm our outlook for the full fiscal year: growing revenues at least twice as fast as global GDP and growing Group Profit from Operations at least twice as fast our revenues.”
“We are moving forward on executing our strategic agenda. With today’s announcement of ambitious margin targets for our Industry and Energy sectors, and for all our divisions, we continue to raise performance goals with increased accountability.”
Income and Group Profit
Net income primarily reflects the sale of Siemens’ automotive business. Net income was €6.475 billion compared to €788 million in the first quarter a year earlier, resulting in EPS of €7.04 compared to €0.83 a year earlier. The increase includes higher income from continuing operations as noted below. Net income also benefited from €5.397 billion in income from discontinued operations, primarily due to the closing of the sale of SV. A year earlier, discontinued operations contributed €167 million to net income in the first quarter. More information on discontinued operations is included below.

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Income from continuing operations rose sharply year-over-year. Income from continuing operations was €1.078 billion, 74% higher compared to €621 million in the first quarter a year earlier. The two primary factors in this increase were higher Group profit from Operations and lower central costs related to legal and regulatory matters. In particular, the prior-year period included a non-tax-deductible penalty of €423 million related to an earlier EU antitrust investigation involving major manufacturers of gas-isolated switchgear. Siemens’ Financing and Real Estate activities contributed €216 million in income before income tax in the first quarter, up from €152 million a year ago. Earnings per share (EPS) from continuing operations in the first quarter rose to €1.14 from €0.65 in the prior-year period.
Group profit from Operations climbed on rising revenue and improved profitability. The majority of Groups in Operations increased both Group profit and Group profit margin compared to the first quarter a year ago, taking Group profit from Operations up 16% year-over-year, to €1.719 billion. As a general trend, the increase was due to operating leverage combined with rising revenue. Leaders in this regard were Automation and Drives (A&D), Industrial Solutions and Services (I&S) and Power Transmission and Distribution (PTD), which achieved high double-digit growth in Group profit compared to the first quarter a year earlier. Group profit declined at Power Generation (PG) and Transportation Systems (TS), as both Groups took higher charges at major projects compared to the prior-year period. Group profit from Operations in the current period includes a €70 million impairment within Other Operations, related to a regional business that is held for disposal.
Discontinued operations included a substantial gain from the sale of SV. Discontinued operations in the first quarter consisted of SV and activities from the former Communications Group (Com). SV was sold during the quarter, leaving the Com activities consisting primarily of enterprise networking activities that are held for disposal. In the current quarter, income from discontinued operations was €5.397 billion compared to €167 million in the same period a year earlier. The difference is due mainly to approximately €5.4 billion related to SV, including operating results along with a substantial gain on the sale of the business. The result for Com activities in the first quarter was a negative €51 million, including an impairment of long-lived assets as well as expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters. The result in the prior-year quarter was a positive €94 million, due primarily to profitable carrier activities from Com that were transferred into Nokia Siemens Networks B.V. (NSN) between the periods under review.
Revenue and Orders
Siemens achieved strong organic growth with good business balance. Nearly all Groups within Operations increased their revenue on an organic basis compared to the first quarter a year earlier. Groups with double-digit increases included A&D, PTD, PG and I&S. Similarly, a majority of Groups booked a higher level of new orders year-over-year, led by PG and A&D with first-quarter orders of €5.892 billion and €4.783 billion, respectively. From a geographic perspective, topline growth was regionally balanced. The exception was Germany, where revenue and orders came in lower year-over-year primarily due to a high basis of comparison in the prior-year period, particularly involving PG.

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	New Orders (location of customer)
			% Change
	First Quarter		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio
Germany	3,505	4,222	(17)%	(20)%	0%	3%
Europe (other than Germany)	8,261	7,071	17%	14%	(1)%	4%
Americas	6,102	5,768	6%	9%	(10)%	7%
Asia-Pacific	3,824	2,804	36%	32%	(3)%	7%
Africa, Near and Middle East, C.I.S.**	2,550	2,379	7%	9%	(3)%	1%

Siemens	24,242	22,244	9%	8%	(3)%	4%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.

	Revenue (location of customer)
			% Change
	First Quarter		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio
Germany	3,155	3,240	(3)%	(6)%	0%	3%
Europe (other than Germany)	6,183	5,226	18%	14%	0%	4%
Americas	4,663	4,329	8%	9%	(10)%	9%
Asia-Pacific	2,732	2,402	14%	10%	(3)%	7%
Africa, Near and Middle East, C.I.S.**	1,667	1,532	9%	10%	(2)%	1%

Siemens	18,400	16,729	10%	8%	(3)%	5%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Cash, Return on Capital Employed (ROCE) and Pension Funding Status
Portfolio activities generated substantial cash flows. Net proceeds from the sale of SV amounted to approximately €11.4 billion during the first quarter, and cash payments related to Med’s acquisition of Dade Behring Holdings, Inc. (Dade Behring) totaled approximately €4.8 billion (net of €68 million cash acquired).
Free cash flow improved compared to the prior-year quarter. Free cash flow from continuing operations for the first quarter improved to a negative €217 million compared to a negative €360 million in the same quarter a year earlier. Within this change, free cash flow from the Groups in Operations improved to €680 million from €6 million in the prior-year period. The cash conversion rate for continuing operations in the current quarter was a negative 0.20.
ROCE for the first quarter was 11.6%. A year earlier, ROCE in the same period was 9.3%. As expected, ROCE development in the current period was affected by a substantial increase in capital employed stemming from major acquisitions completed in the current quarter and in fiscal 2007. This effect will continue in coming quarters.
Pension funding status improved. The estimated underfunding of Siemens’ principal pension plans as of December 31, 2007, amounted to approximately €0.5 billion compared to an underfunding of approximately €1.0 billion at the end of fiscal 2007.

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Expenses for compliance investigations
Siemens incurred €127 million in expenses in the first quarter for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. The total for continuing operations was €93 million, with the remaining €34 million related to discontinued operations. More information regarding these matters is provided in the document “Legal Proceedings.”
Operations in the first quarter fiscal 2008
Automation and Drives (A&D): robust growth and earnings conversion

	First Quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	655	450	46%
Group profit margin	16.0%	13.3%

Revenue	4,088	3,390	21%	16%
New orders	4,783	4,019	19%	15%

*	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 8% and 7% on revenue and orders, respectively.
Group profit at A&D jumped 46% over the prior-year first quarter, to €655 million, including a €36 million gain on the sale of a business. The Group achieved significant operating leverage on expanded revenue, resulting in particularly strong earnings increases at divisions including Industrial Automation, Motion Control Systems, Large Drives, Mechanical Drives, and Low Voltage Controls and Distribution. Group profit includes purchase price accounting (PPA) effects and integration costs associated with UGS Corp. (UGS), which A&D acquired between the periods under review, and Flender Holding GmbH (Flender), acquired in fiscal 2005. PPA effects amounted to €58 million and integration costs totaled €5 million in the current period. These impacts together sliced 150 basis points from Group profit margin for the quarter. For comparison, PPA and integration costs associated with Flender in the prior-year quarter totaled €10 million. A&D’s competitive strength was evident in topline growth, including a 21% increase in revenue year-over-year and orders of €4.783 billion, up 19% to a record high. These results include new volume from UGS.
Industrial Solutions and Services (I&S): Metals business performs well in booming market

	First Quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	121	90	34%
Group profit margin	5.4%	4.3%

Revenue	2,251	2,073	9%	12%
New orders	3,292	3,057	8%	10%

*	Excluding currency translation effects of (3)% and (2)% on revenue and orders, respectively.
I&S opened fiscal 2008 with a strong first quarter. Group profit of €121 million was 34% higher than in the same period a year earlier, highlighted by higher earnings in the Metal Technologies, Industrial Services, Oil, Gas, Marine Solutions and Infrastructure Logistics divisions. The latter division includes the Group’s airport logistics and postal automation businesses, which were merged effective with the beginning of the current quarter. For I&S overall, first-quarter revenue rose 9% year-over-year. Orders increased 8% compared to the strong first quarter a year earlier, as both periods included a number of major contract wins.

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Siemens Building Technologies (SBT): strong currency translation effects, weaker U.S. market

	First Quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	78	72	8%
Group profit margin	6.5%	5.9%

Revenue	1,201	1,213	(1)%	4%
New orders	1,295	1,386	(7)%	(2)%

*	Excluding currency translation effects of (4)% on revenue and orders, and portfolio effects of (1)% on revenue and orders.
SBT delivered higher Group profit and improved its Group profit margin compared to the first quarter a year earlier. Revenue was nearly level year-over-year despite strong negative currency translation effects, while orders reflected both the currency effects and a weaker environment in the U.S.
Osram: consistent performance in a challenging market

	First Quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	126	123	2%
Group profit margin	10.6%	10.5%

Revenue	1,193	1,174	2%	7%
New orders	1,193	1,174	2%	7%

*	Excluding currency translation effects of (5)% on revenue and orders.
Osram contributed €126 million in Group profit in the first quarter, primarily on strong performances in the General Lighting and Automotive Lighting divisions. Demand for energy-efficient lighting solutions contributed to topline growth, taking first-quarter revenue and orders higher year-over-year despite negative currency translation effects. During the quarter Osram received regulatory approval to expand its manufacturing capacity in China, which is expected to enable the Group to better meet growing demand from high-growth markets in Asia-Pacific and Latin America.
Transportation Systems (TS): project charges impact profitability

	First Quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	22	47	(53)%
Group profit margin	2.1%	4.4%

Revenue	1,048	1,073	(2)%	(1)%
New orders	1,440	1,219	18%	20%

*	Excluding currency translation effects of (1)% and (2)% on revenue and orders, respectively.

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Group profit at TS in the first quarter included charges of €32 million for Combino. For comparison, charges at major projects in the prior-year quarter were more than offset by a €76 million net gain on the sale of the Group’s locomotive leasing business. Revenue of €1.048 billion came in 2% lower than the prior-year level. First-quarter orders climbed 18% year-over-year, to €1.440 billion, on a higher number of major orders.
Power Generation (PG): performance unacceptable in fossil business, new leadership in place

	First Quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	135	169	(20)%
Group profit margin	4.5%	6.2%

Revenue	2,969	2,726	9%	11%
New orders	5,892	5,017	17%	20%

*	Excluding currency translation effects of (4)% on revenue and orders, and portfolio effects of 2% and 1% on revenue and orders, respectively.
First-quarter Group profit at PG was €135 million compared to €169 million in the prior-year quarter. Revenue rose 9% year-over-year and orders reached €5.892 billion, a 17% increase from an already high basis of comparison in the prior-year period. PG’s fossil services, wind power, and oil, gas and industrial applications businesses each delivered higher earnings and higher profit margins compared to the first quarter a year earlier. They also accounted for the Group’s topline growth, highlighted by PG’s largest-ever offshore wind farm order, in Denmark, and a major power modernization project in Russia. In contrast, the fossil power solutions business posted a substantial loss on lower revenue. This was due primarily to more than €200 million in charges involving a number of large projects, including a new power generation system in Finland. For comparison, the fossil solutions business posted a smaller loss on lower charges in the same period a year earlier. Equity investment income contributed €15 million to PG’s Group profit compared to €21 million in the prior-year quarter, with the portion related to Areva NP unchanged year-over-year. PG expects volatility in equity investment earnings in coming quarters.
Power Transmission and Distribution (PTD): strong earnings conversion

	First Quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	204	130	57%
Group profit margin	10.4%	7.5%

Revenue	1,956	1,728	13%	15%
New orders	2,809	3,146	(11)%	(9)%

*	Excluding currency translation effects of (2)% on revenue and orders.
PTD delivered Group profit of €204 million for the first quarter, a 57% jump year-over-year. Higher revenue enabled all divisions within PTD to increase their earnings, and increased operating leverage lifted Group profit margin into double-digit territory. In a strong global market for secure, high-efficiency power transmission and distribution, PTD posted a 13% increase in revenue compared to the prior-year quarter. Orders for the quarter came in well above revenue, but below the prior-year level which included a €700 million contract in the Middle East.

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Medical Solutions (Med): strong position in long-term growth markets

	First Quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	332	304	9%
Group profit margin	12.5%	14.5%

Revenue	2,653	2,102	26%	2%
New orders	2,806	2,211	27%	5%

*	Excluding currency translation effects of (6)% and (7)% on revenue and orders, respectively, and portfolio effects of 30% and 29% on revenue and orders, respectively.
Med’s Group profit grew to €332 million in the first quarter, a rise of 9% compared to the prior-year period. The increase benefited from the Diagnostics division, which closed its acquisition of Dade Behring and reported earnings of €67 million on revenue of €712 million in the first quarter. Group profit includes PPA effects totaling €51 million and integration costs of €35 million associated with Dade Behring and other Diagnostics acquisitions. These effects in turn sliced 320 basis points from Med’s Group profit margin for the quarter. For comparison, PPA and integration costs associated with the Diagnostics division in the prior-year quarter totaled €14 million. Med’s imaging and IT business sustained its profitability year-over-year. Revenue and orders rose 26% and 27%, respectively, as Med more than offset strong negative currency translation effects and a significantly weaker market in the U.S. with substantial new volume from acquisitions.
Siemens IT Solutions and Services (SIS): improved cost structure

	First Quarter
			% Change
(€ in millions)	2008	2007	Actual	Adjusted*
Group profit	70	26	169%
Group profit margin	5.2%	2.0%

Revenue	1,340	1,314	2%	4%
New orders	1,225	1,361	(10)%	(11)%

*	Excluding currency translation effects of (2)% on revenue and orders, and portfolio effects of 3% on orders.
SIS posted €70 million in Group profit, benefiting from an improved cost structure. Revenue rose compared to the first quarter a year earlier. Orders came in below the prior-year level, which contained a higher number of large contracts.
Strategic Equity Investments (SEI)
SEI includes results at equity from three companies in which Siemens holds a strategic equity stake: Nokia Siemens Networks B.V. (NSN), BSH Bosch und Siemens Hausgeräte GmbH (BSH), and Fujitsu Siemens Computers (Holding) B.V. (FSC). SEI contributed equity investment income of €26 million in the first quarter compared to €52 million in the same period a year earlier. The change year-over-year was due largely to NSN, which was formed between the periods under review and therefore not included in the prior-year result. Restructuring and integration programs resulted in €120 million in charges at NSN. As a result, Siemens incurred an equity investment loss of €37 million related to NSN.

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Other Operations
Other Operations consist of centrally held business activities, shared services and other costs not allocated to a Group. The result of Other Operations in the current period was a negative €50 million compared to a positive €22 million in the first quarter a year earlier. The difference is due primarily to a goodwill impairment of €70 million related to a regional business classified during the quarter as held for disposal. Siemens Home and Office Communication Devices (SHC) posted first-quarter Group profit of €14 million, up slightly year-over-year. Revenue for Other Operations declined to €708 million from €800 million in the first quarter a year earlier, including lower revenue at SHC year-over-year and the sale of a business between the periods under review.
Corporate items, pensions and eliminations
Corporate items, pensions and eliminations totaled a negative €307 million in the first quarter, compared to a negative €658 million in the prior-year quarter. The major factor in the change was Corporate items, which improved to a negative €328 million from a negative €631 million a year ago due primarily to lower costs for legal and regulatory matters. In particular, the prior-year period included a non-tax-deductible penalty of €423 million related to an earlier EU antitrust investigation involving major suppliers of gas-isolated switchgear. The current period included €93 million in costs for outside advisors engaged by Siemens in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. Centrally carried pension expense swung to a positive €23 million from a negative €25 million in the first quarter a year ago, which included a one-time charge resulting from a change in German law.
Financing and Real Estate
Siemens Financial Services (SFS)

	First Quarter
(€ in millions)	2008	2007	% Change
Income before income taxes	77	83	(7)%

	Dec. 31,	Sept. 30,
	2007	2007
Total Assets	8,933	8,912	0%

Income before income taxes (IBIT) at SFS was €77 million compared to €83 million in the first quarter a year earlier, which benefited from a gain on the sale of an investment in the Equity division.
Siemens Real Estate (SRE)

	First Quarter
(€ in millions)	2008	2007	% Change
Income before income taxes	139	69	101%

Revenue	394	421	(6)%

	Dec. 31,	Sept. 30,
	2007	2007
Total assets	3,145	3,091	2%

Income before income taxes at SRE rose to €139 million in the first quarter from €69 million in the same period a year earlier, due primarily to increased gains from sales of real estate. Real estate disposals are expected to continue in coming quarters.

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Eliminations, reclassifications and Corporate Treasury
Income before income taxes from Eliminations, reclassifications and Corporate treasury was €10 million in the first quarter compared to €46 million in the same period a year earlier. The difference was mainly due to negative results from hedging activities not qualifying for hedge accounting.
All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings. More detailed disclosure regarding legal proceedings is provided in the Annual Report.
EBITDA (adjusted), Return on capital employed (ROCE), Free cash flow and Cash conversion rate are non-GAAP financial measures. A reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir -> Financial Publications -> Quarterly Reports. “Group profit from operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” in the table “Segment Information.”
Note
Beginning today at 07:45 a.m. CET, the press conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live on the Internet at www.siemens.com/pressconference. A recording of the press conference will subsequently be made available as well. Starting at 08:30 CET, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystcall.
Starting today at 10 a.m. CET, we will also provide a live video webcast on the internet of Chairman of the Supervisory Board Dr. Gerhard Cromme’s and CEO Peter Löscher’s speeches to the Annual Shareholders’ Meeting at the Olympic Hall in Munich, Germany. You can access the webcast at www.siemens.com/agm. A video of the speeches will be available after the live webcast.

Siemens AG	Reference number: AXX200801.28e
Corporate Communications and Government Affairs	Wolfram Trost
Media Relations	80312 Munich
80312 Munich	Tel.: +49 89 636-34794 Fax: -32825
E-mail: wolfram.trost@siemens.com

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SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended December 31, 2007 and 2006 and as of September 30, 2007
(in millions of €)

																	Additions to
																	intangible assets		Amortization,
					Intersegment						Net capital						and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		Free cash flow(3)				and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	12/31/07	9/30/07	2008		2007		2008	2007	2008	2007
Operations Groups
Automation and Drives (A&D)	4,783	4,019	3,642	3,005	446	385	4,088	3,390	655	450	7,255	7,026	299		123		83	93	112	70
Industrial Solutions and Services (I&S)	3,292	3,057	2,006	1,843	245	230	2,251	2,073	121	90	1,189	1,198	151		(25)		16	17	22	27
Siemens Building Technologies (SBT)	1,295	1,386	1,182	1,195	19	18	1,201	1,213	78	72	1,888	1,807	(18)		(56)		20	48	28	27
Osram	1,193	1,174	1,189	1,171	4	3	1,193	1,174	126	123	2,233	1,994	(107)		(55)		96	69	57	61
Transportation Systems (TS)	1,440	1,219	1,042	1,061	6	12	1,048	1,073	22	47	(293)	(58)	287		99		14	11	13	13
Power Generation (PG)	5,892	5,017	2,966	2,710	3	16	2,969	2,726	135	169	1,257	1,371	274		63		56	31	53	53
Power Transmission and Distribution (PTD)	2,809	3,146	1,830	1,613	126	115	1,956	1,728	204	130	2,126	1,865	10		26		31	44	25	26
Medical Solutions (Med)	2,806	2,211	2,641	2,088	12	14	2,653	2,102	332	304	13,284	8,234	69		121		140	96	150	77
Siemens IT Solutions and Services (SIS)	1,225	1,361	1,007	1,018	333	296	1,340	1,314	70	26	504	253	(144)		(123)		22	54	57	71
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	26	52	5,290	4,891	—		—		—	—	—	—
Other Operations	735	752	610	714	98	86	708	800	(50)	22	24	181	(141)		(167)		26	25	24	32

Total Operations Groups	25,470	23,342	18,115	16,418	1,292	1,175	19,407	17,593	1,719	1,485	34,757	28,762	680		6		504	488	541	457
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,442)	(1,352)	30	23	(1,244)	(1,114)	(1,214)	(1,091)	(307)	(658)	(3,037)	(3,536)	(1,170	)(5)	(940	)(5)	2	(1)	(8)	(7)
Other interest expense	—	—	—	—	—	—	—	—	(121)	(88)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	59,678	62,432	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	24,028	21,990	18,145	16,441	48	61	18,193	16,502	1,291	739	91,398	87,658	(490)		(934)		506	487	533	450

									Income before
									income taxes		Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	182	178	156	153	25	24	181	177	77	83	8,933	8,912	(120)		(36)		143	82	71	64
Siemens Real Estate (SRE)	394	421	99	135	295	286	394	421	139	69	3,145	3,091	(32)		(45)		55	44	39	40
Eliminations	(3)	(3)	—	—	(3)	(3)	(3)	(3)	—	—	(591)	(458)	45	(5)	36	(5)	—	—	—	—

Total Financing and Real Estate	573	596	255	288	317	307	572	595	216	152	11,487	11,545	(107)		(45)		198	126	110	104

Eliminations, reclassifications and Corporate Treasury	(359)	(342)	—	—	(365)	(368)	(365)	(368)	10	46	(12,219)	(7,648)	380	(5)	619	(5)	—	—	—	—

Siemens	24,242	22,244	18,400	16,729	—	—	18,400	16,729	1,517	937	90,666	91,555	(217)		(360)		704	613	643	554

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes and may exclude other categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Group’s performance.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(4)	Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method for Siemens amount to €87 and €5 for the three months ended December 31, 2007 and 2006, respectively.

(5)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.
In November 2007, the Company announced plans to organize its operations in the three Sectors Industry, Energy and Healthcare into related Divisions beginning January 2008. The Company’s financial reporting will be adapted to reflect the new organizational structure and the new form will be published for the first time in the third quarter of fiscal 2008.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three months ended December 31, 2007 and 2006
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2008	2007	2008	2007	2008	2007	2008	2007
Revenue	18,400	16,729	(365)	(368)	18,193	16,502	572	595
Cost of goods sold and services rendered	(13,095)	(12,264)	365	368	(13,006)	(12,149)	(454)	(483)

Gross profit	5,305	4,465	—	—	5,187	4,353	118	112
Research and development expenses	(847)	(725)	—	—	(847)	(725)	—	—
Marketing, selling and general administrative expenses	(3,055)	(2,672)	(1)	(1)	(2,974)	(2,579)	(80)	(92)
Other operating income	190	213	(18)	(23)	76	159	132	77
Other operating expense	(206)	(498)	—	—	(202)	(492)	(4)	(6)
Income from investments accounted for using the equity method, net	108	143	—	—	90	126	18	17
Financial income (expense), net	22	11	29	70	(39)	(103)	32	44

Income from continuing operations before income taxes	1,517	937	10	46	1,291	739	216	152
Income taxes (1)	(439)	(316)	(3)	(16)	(373)	(249)	(63)	(51)

Income from continuing operations	1,078	621	7	30	918	490	153	101
Income from discontinued operations, net of income taxes	5,397	167	—	—	5,396	167	1	—

Net income	6,475	788	7	30	6,314	657	154	101

Attributable to:
Minority interest	43	49
Shareholders of Siemens AG	6,432	739
Basic earnings per share
Income from continuing operations	1.14	0.65
Income from discontinued operations	5.90	0.18

Net income	7.04	0.83

Diluted earnings per share
Income from continuing operations	1.13	0.64
Income from discontinued operations	5.87	0.16

Net income	7.00	0.80

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (preliminary and unaudited) For the three months ended December 31, 2007 and 2006 (in millions of €)

	Siemens
	2008	2007

Net income	6,475	788
Currency translation differences	(267)	(167)
Available-for-sale financial assets	10	42
Derivative financial instruments	44	53
Actuarial gains and losses on pension plans and similar commitments	19	509

Total income and expense recognized directly in equity, net of tax (2) (3)	(194)	437

Total income and expense recognized in equity	6,281	1,225

Attributable to:
Minority interest	40	37
Shareholders of Siemens AG	6,241	1,188

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €25 and €5 in 2008 and 2007, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(3) and €(12) in 2008 and 2007, respectively, relating to currency translation differences.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the three months ended December 31, 2007 and 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2008	2007	2008	2007	2008	2007	2008	2007
Cash flows from operating activities
Net income	6,475	788	7	30	6,314	657	154	101
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	754	674	—	—	643	570	111	104
Income taxes	390	353	3	16	324	286	63	51
Interest (income) expense, net	34	19	(65)	(64)	129	114	(30)	(31)
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net	(5,683)	(161)	—	—	(5,576)	(111)	(107)	(50)
(Gains) on sales of investments, net (1)	(6)	(32)	—	—	(5)	(18)	(1)	(14)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	2	—	—	(1)	2	—	—
(Income) from investments (1)	(117)	(166)	—	—	(97)	(147)	(20)	(19)
Other non-cash (income) expenses	(26)	36	148	40	(168)	3	(6)	(7)
Change in current assets and liabilities
(Increase) decrease in inventories	(614)	(935)	—	—	(612)	(891)	(2)	(44)
(Increase) decrease in trade and other receivables	(751)	(1,333)	355	512	(1,100)	(1,860)	(6)	15
(Increase) decrease in other current assets	(123)	(894)	99	(172)	(202)	(610)	(20)	(112)
Increase (decrease) in trade payables	(523)	(390)	(50)	(36)	(315)	(309)	(158)	(45)
Increase (decrease) in current provisions	231	(128)	—	—	248	(126)	(17)	(2)
Increase (decrease) in other current liabilities	591	2,492	(144)	241	692	2,124	43	127
Change in other assets and liabilities	(425)	(474)	(28)	8	(418)	(450)	21	(32)
Income taxes paid	(416)	(639)	(2)	(20)	(367)	(554)	(47)	(65)
Dividends received	11	14	—	—	9	12	2	2
Interest received	206	198	57	64	38	32	111	102

Net cash provided by operating activities — continuing and discontinued operations	7	(576)	380	619	(464)	(1,276)	91	81
Net cash provided by operating activities — continuing operations	487	253	380	619	16	(447)	91	81
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(808)	(759)	—	—	(610)	(633)	(198)	(126)
Acquisitions	(4,463)	(620)	—	—	(4,463)	(620)	—	—
Purchases of investments (1)	(94)	(68)	—	—	(81)	(65)	(13)	(3)
Purchases of current available-for-sale financial assets	(5)	(15)	—	—	(2)	—	(3)	(15)
(Increase) decrease in receivables from financing activities	(413)	(391)	(352)	(519)	—	—	(61)	128
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	341	196	—	—	168	121	173	75
Proceeds from disposals of businesses	11,062	10	—	—	11,052	10	10	—
Proceeds from sales of current available-for-sale financial assets	9	13	—	—	3	11	6	2

Net cash provided by (used in) investing activities — continuing and discontinued operations	5,629	(1,634)	(352)	(519)	6,067	(1,176)	(86)	61
Net cash provided by (used in) investing activities — continuing operations	(5,267)	(1,370)	(352)	(519)	(4,829)	(912)	(86)	61
Cash flows from financing activities
Proceeds from issuance of common stock	—	30	—	—	—	30	—	—
Purchase of common stock	(340)	—	—	—	(340)	—	—	—
Proceeds from re-issuance of treasury stock	189	—	—	—	189	—	—	—
Change in short-term debt	(3,573)	1,022	(3,201)	739	(298)	297	(74)	(14)
Interest paid	(268)	(163)	(232)	(126)	(21)	(23)	(15)	(14)
Dividends paid to minority shareholders	(35)	(39)	—	—	(35)	(39)	—	—
Intragroup financing	—	—	5,744	(2,599)	(5,793)	2,718	49	(119)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(4,027)	850	2,311	(1,986)	(6,298)	2,983	(40)	(147)
Net cash provided by (used in) financing activities — continuing operations	6,992	(547)	2,311	(1,986)	4,721	1,586	(40)	(147)
Effect of exchange rates on cash and cash equivalents	(47)	(28)	(31)	(20)	(15)	(8)	(1)	—
Net increase (decrease) in cash and cash equivalents	1,562	(1,388)	2,308	(1,906)	(710)	523	(36)	(5)
Cash and cash equivalents at beginning of period	4,940	10,214	2,740	9,072	2,130	1,109	70	33

Cash and cash equivalents at end of period	6,502	8,826	5,048	7,166	1,420	1,632	34	28
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	344	383	—	—	343	383	1	—

Cash and cash equivalents at end of period (Consolidated balance sheets)	6,158	8,443	5,048	7,166	1,077	1,249	33	28

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.

SIEMENS
CONSOLIDATED BALANCE SHEETS (preliminary and unaudited)
As of December 31, 2007 and September 30, 2007
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	12/31/07	9/30/07	12/31/07	9/30/07	12/31/07	9/30/07	12/31/07	9/30/07
ASSETS
Current assets
Cash and cash equivalents	6,158	4,005	5,048	2,740	1,077	1,195	33	70
Available-for-sale financial assets	198	193	1	—	170	162	27	31
Trade and other receivables	15,476	14,620	3	—	13,792	12,589	1,681	2,031
Other current financial assets	3,320	2,932	295	366	1,631	1,427	1,394	1,139
Intragroup receivables	—	—	(17,693)	(10,401)	17,688	10,355	5	46
Inventories	13,501	12,930	(1)	(2)	13,420	12,850	82	82
Income tax receivables	461	398	4	1	449	352	8	45
Other current assets	1,519	1,322	—	—	1,354	1,183	165	139
Assets classified as held for disposal	2,216	11,532	(16)	(345)	2,182	11,843	50	34

Total current assets	42,849	47,932	(12,359)	(7,641)	51,763	51,956	3,445	3,617

Goodwill	15,432	12,501	—	—	15,312	12,375	120	126
Other intangible assets	5,614	4,619	—	—	5,601	4,605	13	14
Property, plant and equipment	10,740	10,555	—	—	7,124	6,896	3,616	3,659
Investments accounted for using the equity method	7,040	7,016	—	—	6,802	6,791	238	225
Other financial assets	5,779	5,561	624	454	1,247	1,353	3,908	3,754
Intragroup receivables	—	—	(372)	(479)	372	479	—	—
Deferred tax assets	2,250	2,594	(113)	17	2,276	2,488	87	89
Other assets	962	777	1	1	901	715	60	61

Total assets	90,666	91,555	(12,219)	(7,648)	91,398	87,658	11,487	11,545

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	2,273	5,637	1,664	5,095	470	362	139	180
Trade payables	7,897	8,382	(2)	13	7,653	7,951	246	418
Other current financial liabilities	2,226	2,553	670	754	1,431	1,712	125	87
Intragroup liabilities	—	—	(20,229)	(15,170)	15,236	10,551	4,993	4,619
Current provisions	3,545	3,581	—	—	3,493	3,521	52	60
Income tax payables	2,043	2,141	6	19	1,993	2,069	44	53
Other current liabilities	17,810	17,058	164	166	17,419	16,663	227	229
Liabilities associated with assets classified as held for disposal	1,623	4,542	(54)	(4,211)	1,635	8,753	42	—

Total current liabilities	37,417	43,894	(17,781)	(13,334)	49,330	51,582	5,868	5,646

Long-term debt	9,725	9,860	8,822	8,901	548	548	355	411
Pension plans and similar commitments	2,517	2,780	—	—	2,517	2,779	—	1
Deferred tax liabilities	562	580	(428)	(379)	587	561	403	398
Provisions	2,132	2,103	—	—	2,018	1,983	114	120
Other financial liabilities	357	411	56	120	233	246	68	45
Other liabilities	2,251	2,300	9	9	2,165	2,214	77	77
Intragroup liabilities	—	—	(2,897)	(2,965)	78	79	2,819	2,886

Total liabilities	54,961	61,928	(12,219)	(7,648)	57,476	59,992	9,704	9,584

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	6,019	6,080
Retained earnings	26,904	20,453
Other components of equity	(490)	(280)
Treasury shares, at cost (2)	(66)	—

Total equity attributable to shareholders of Siemens AG	35,110	28,996

Minority interest	595	631

Total equity	35,705	29,627	—	—	33,922	27,666	1,783	1,961

Total liabilities and equity	90,666	91,555	(12,219)	(7,648)	91,398	87,658	11,487	11,545

(1)	Authorized: 1,137,913,421 and 1,137,913,421 shares, respectively.

Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	627,132 and 383 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
SEGMENT INFORMATION ANALYSIS (I) (preliminary and unaudited)
Group profit / Income before income taxes, margin developments, growth rates for Revenue and New orders
For the three months ended December 31, 2007 and 2006
(in millions of €)

																Group profit
	New orders						Revenue						Group profit			margin
	2008	2007	% Change		therein		2008	2007	% Change		therein		2008	2007	%Change	2008	2007
			Actual	Adjusted	Currency*	Portfolio**			Actual	Adjusted	Currency*	Portfolio**
Operations Groups
Automation and Drives (A&D)	4,783	4,019	19%	15%	(3)%	7%	4,088	3,390	21%	16%	(3)%	8%	655	450	46%	16.0%	13.3%
Industrial Solutions and Services (I&S)	3,292	3,057	8%	10%	(2)%	—	2,251	2,073	9%	12%	(3)%	—	121	90	34%	5.4%	4.3%
Siemens Building Technologies (SBT)	1,295	1,386	(7)%	(2)%	(4)%	(1)%	1,201	1,213	(1)%	4%	(4)%	(1)%	78	72	8%	6.5%	5.9%
Osram	1,193	1,174	2%	7%	(5)%	—	1,193	1,174	2%	7%	(5)%	—	126	123	2%	10.6%	10.5%
Transportation Systems (TS)	1,440	1,219	18%	20%	(2)%	—	1,048	1,073	(2)%	(1)%	(1)%	—	22	47	(53)%	2.1%	4.4%
Power Generation (PG)	5,892	5,017	17%	20%	(4)%	1%	2,969	2,726	9%	11%	(4)%	2%	135	169	(20)%	4.5%	6.2%
Power Transmission and Distribution (PTD)	2,809	3,146	(11)%	(9)%	(2)%	—	1,956	1,728	13%	15%	(2)%	—	204	130	57%	10.4%	7.5%
Medical Solutions (Med)	2,806	2,211	27%	5%	(7)%	29%	2,653	2,102	26%	2%	(6)%	30%	332	304	9%	12.5%	14.5%
Siemens IT Solutions and Services (SIS)	1,225	1,361	(10)%	(11)%	(2)%	3%	1,340	1,314	2%	4%	(2)%	—	70	26	169%	5.2%	2.0%
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	—	—	—	—	26	52	(50)%	—	—

													Income before
													income taxes			Return on equity
Financing and Real Estate Groups
Siemens Financial Services (SFS)	182	178	2%	7%	(5)%	—	181	177	2%	8%	(6)%	—	77	83	(7)%	35.7%	31.9%
Siemens Real Estate (SRE)	394	421	(6)%	(1)%	(1)%	(4)%	394	421	(6)%	(1)%	(1)%	(4)%	139	69	101%	—	—

*	Currency translation effects

**	Portfolio effects

SUPPLEMENTAL DATA
SIEMENS
SEGMENT INFORMATION ANALYSIS (II) (preliminary and unaudited)
Reconciliation from Group profit /Income before income taxes to EBITDA (adjusted)
For the three months ended December 31, 2007 and 2006
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Group profit		method, net(1)		(expense), net(2)		(adjusted)(3)		Amortization(4)		and goodwill(5)		(adjusted)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Operations Groups
Automation and Drives (A&D)	655	450	—	1	(1)	1	656	448	53	18	59	52	768	518
Industrial Solutions and Services (I&S)	121	90	3	7	(3)	(1)	121	84	6	10	16	17	143	111
Siemens Building Technologies (SBT)	78	72	—	—	1	—	77	72	15	13	16	14	108	99
Osram	126	123	1	—	—	—	125	123	6	7	51	54	182	184
Transportation Systems (TS)	22	47	2	—	(3)	(3)	23	50	1	1	12	12	36	63
Power Generation (PG)	135	169	15	20	(1)	(1)	121	150	14	17	39	36	174	203
Power Transmission and Distribution (PTD)	204	130	7	3	—	4	197	123	6	7	19	19	222	149
Medical Solutions (Med)	332	304	6	6	7	5	319	293	71	38	79	39	469	370
Siemens IT Solutions and Services (SIS)	70	26	11	—	6	(1)	53	27	13	16	44	55	110	98
Strategic Equity Investments (SEI)	26	52	26	52	—	—	—	—	—	—	—	—	—	—
Other Operations	(50)	22	10	4	10	9	(70)	9	9	13	85	19	24	41

Total Operations Groups	1,719	1,485	81	93	16	13	1,622	1,379	194	140	420	317	2,236	1,836
Reconciliation to financial statements
Corporate items, pensions and eliminations	(307)	(658)	9	33	66	(28)	(382)	(663)	2	3	(10)	(10)	(390)	(670)
Other interest income/expense	(121)	(88)	—	—	(121)	(88)	—	—	—	—	—	—	—	—

Total Operations	1,291	739	90	126	(39)	(103)	1,240	716	196	143	410	307	1,846	1,166

	Income before
	income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	77	83	18	17	46	67	13	(1)	1	1	70	63	84	63
Siemens Real Estate (SRE)	139	69	—	—	(14)	(23)	153	92	—	—	39	40	192	132

Total Financing and Real Estate	216	152	18	17	32	44	166	91	1	1	109	103	276	195

Eliminations, reclassifications and Corporate Treasury	10	46	—	—	29	70	(19)	(24)	—	—	—	—	(19)	(24)

Siemens	1,517	937	108	143	22	11	1,387	783	197	144	519	410	2,103	1,337

(1)	Includes impairment of investments accounted for using the equity method.

(2)	Includes impairment of non-current available-for-sale financial assets.

(3)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(4)	Amortization and impairments of intangible assets other than goodwill.

(5)	Includes impairments of goodwill of €73 in the first quarter of fiscal 2008 and €— in the first quarter of fiscal 2007.

Munich, January 24, 2008
Legal proceedings — First Quarter of Fiscal 2008
As previously reported, public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business Groups.
For more information regarding these and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2007 and its annual report on Form 20-F for the fiscal year ended September 30, 2007 (Form 20-F), and, in particular, the information contained in “Item 3: Key Information — Risk Factors”, “Item 4: Information on the Company — Legal Proceedings”, “Item 5: Operating Financial Review and Prospects”, and “Item 15: Controls and Procedures” of the annual report on Form 20-F.
Developments regarding investigations and legal proceedings that have occurred since the publication of Siemens’ annual report for the fiscal year ended September 30, 2007 include:
•	Authorities in Nigeria have conducted searches of the premises of Siemens Ltd. Nigeria in connection with an investigation into alleged illegal payments to Nigerian public officials between 2002 and 2005. According to press accounts, the Nigerian government has announced that it will suspend dealings with Siemens pending the results of the investigation.

•	On December 11, 2007, the Norwegian public prosecutor’s office conducted a search of Siemens AS Norway’s offices as well as several private homes in connection with payments made by Siemens for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. In light of this and the previously reported investigation of allegations of bribery and overcharging of the Department of Defense related to the awarding of a contract for the delivery of communication equipment, the Department of Defense has announced that it will not conduct further business with Siemens at this time.

•	The public prosecutor in Milan is investigating allegations as to whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI. In November 2007, the public prosecutor filed charges against the two employees, Siemens S.p.A. and one of its subsidiaries, as well as against other individuals and companies not affiliated with Siemens.

•	Authorities in Russia have conducted a search of Siemens premises in Ekaterinenburg and Moscow in connection with an investigation into alleged embezzlement of public funds when awarding contracts to Siemens for the delivery of medical equipment to public authorities in Ekaterinenburg in the years 2003 to 2005. An employee of Siemens Russia has been arrested in connection with this investigation.

•	Siemens has been contacted by representatives of regional development banks, including the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the European Bank for Reconstruction and Development and the European Investment Bank regarding anti-corruption inquiries and other matters of relevance to them.

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•	As previously reported, in connection with the investigation relating to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhäniger Betriebsangehöriger), in April 2007, a former member of the Managing Board was arrested and subsequently posted bail in the amount of €5 million and was released from custody. In connection with the posting of bail, a bank issued a bond (Bankbürgschaft) in the amount of €5 million, €4.5 million of which was guaranteed by the Company pursuant to the provisions of German law. The warrant associated with the arrest of the former member of the Managing Board has since been revoked and the bank bond, as well as the Company’s guarantee thereof, has been released.

•	Debevoise & Plimpton LLP has reported that it is investigating leads generated by the Company’s amnesty program, as well as other sources.

•	On January 4, 2008, the Competition Authority of Slovakia imposed a fine of €3.3 million on Siemens and VA Tech in connection with an investigation into possible anti-trust violations in the market for high-voltage gas-insulated switchgear. We have filed an appeal against this decision.

•	In December 2007, a suit and motion for approval of a class action was filed in Israel to commence a class action based on the fines imposed by the European Commission for alleged anti-trust violations in connection with high-voltage gas-insulated switchgear. Thirteen companies have been named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Österreich (Austria) und Siemens Israel Ltd. The class action alleges damages to electricity consumers in Israel in the amount of approximately €575 million related to higher electricity prices claimed to have been paid because of the alleged anti-trust violations. The court has not yet ruled on the motion for approval of the class action.
The Company remains subject to corruption-related investigations in the U.S. and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the Foreign Corrupt Practices Act (FCPA). In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. In addition to the amounts previously reported, including the fine imposed by the Munich district court, no material charges or provisions for any such penalties, fines, disgorgements or damages have been recorded or accrued as management does not yet have enough information to reliably estimate such amounts. We expect that we will need to record expenses and provisions in the future for penalties, fines or other charges, which could be material, in connection with the investigations. We will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going remediation efforts. Furthermore, changes affecting the Company’s course of business or changes to its compliance programs beyond those already taken may be required.
The first quarter of fiscal 2008 included a total of €127 million in expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.

Siemens AG Corporate Communications Compliance Communications 80312 Munich	2 / 2

Share buyback program
Disclosure according to art. 4 para. 2 of the Regulation (EU) no. 2273/2003
The share buyback program, announced by Siemens Aktiengesellschaft in an ad hoc announcement dated November 7, 2007, will commence on January 28, 2008. Initially, in the time period until the end of April 2008, own shares of the company having a value of approximately EUR 2 billion (without ancillary purchasing costs) shall be repurchased. On the basis of the closing auction share price in the Xetra trading (as of January 23, 2008), this corresponds to a volume of up to approximately 24 Mio. shares. The buyback solely serves the purpose of cancellation and reduction of capital stock and the purpose of fulfilling obligations arising out of stock compensation programs. The Managing Board thus exercises the authorization granted by the Shareholders’ Meeting of Siemens Aktiengesellschaft on January 25, 2007 to acquire own shares pursuant to section 71 para. 1 no. 8 of the German Stock Corporation Act (Aktiengesetz, AktG). It will be decided separately on the repurchase of additional tranches and a separate disclosure will be made.
It will be proposed to the Shareholders’ Meeting of Siemens Aktiengesellschaft, to be held today, January 24, 2008, to revoke the resolution adopted by the Shareholders’ Meeting on January 25, 2007 pertaining to the authorization of the Managing Board to acquire own shares pursuant to section 71 para. 1 sentence 1 no. 8 AktG with effect as of March 1, 2008 and to replace it by a new authorization to buy back shares in accordance with section 71 para. 1 sentence 1 no. 8 AktG. In case the existing authorization to buy back shares pursuant to section 71 para. 1 sentence 1 no. 8 AktG is revoked with effect as of March 1, 2008 and replaced by a new one, the share buyback program will be continued on the basis of the new authorization resolution until the end of April 2008.
A bank will be mandated to carry out the buyback making its decisions on the date of acquisition of the shares independently of, and without influence by, the company. During the duration of the buyback the lead management may be transferred to another bank. The buyback shall be conducted at the most favorable terms and safeguarding interests; the shares shall be repurchased on the electronic trading platform of the Frankfurt Stock Exchange (Xetra) exclusively. The purchase price per reacquired share (without ancillary purchasing costs) may neither exceed nor fall below the market price of a Siemens share, as determined at the opening auction in the Xetra trading on the day of trading, by more than 10%.
The bank will be obligated to observe the trade terms of article 5 of the Regulation no. 2273/2003 of the Commission of December 22, 2003 (EC Reg.) and all relevant applicable provisions, in particular Rule 10b-18 of the U.S. Securities Exchange Act of 1934. According to the EC Reg., no purchase price may be paid that exceeds the price of the last independent trade or the highest current independent bid at the stock exchange where the purchase is carried out. Decisive is the higher of both values. According to the EC Reg., no more than 25 % of the average daily volume of shares at the stock exchange where the purchase is carried out will be acquired. The average volume of shares is based on the average daily volume traded in the 20 trading days preceding the specific date of purchase.
The share buyback program may be suspended and be resumed at any time if this in compliance with the legal provisions.
The transactions will be announced in a way complying with the requirements of art. 4 para. 4 EC Reg. at the latest on the seventh trading day following their execution.
Furthermore, Siemens Aktiengesellschaft will report on the progress of share buyback regularly under www.siemens.com/ir.
Munich, January 24, 2008
Siemens Aktiengesellschaft
The Managing Board

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Press Presse Prensa
For the business and financial press
Munich, January 24, 2008
Siemens sets ambitious target ranges for Sectors and Divisions
Löscher: “We want to catch up with the best in profit margins.”
As part of the company’s reorganization, the Siemens Managing Board has set target margin ranges for the Industry and Energy Sectors as well as for 14 Divisions, significantly raising the targets for company operations. For the Industry Sector, the target range lies at 9 to 13 percent, compared to 9 to 11 percent in the past. For the Energy Sector, the target range lies at 11 to 15 percent, compared to 9 to 13 percent previously. The target range for the Healthcare Sector was raised last November to 14 to 17 percent from 13 to 15 percent. “We have set very ambitious goals for ourselves,” said Siemens President and CEO Peter Löscher. “On the basis of these targets for our operations, we want to catch up with our best competitors in profit margins.”
Measures such as exploiting synergies, further improving global competitiveness and strengthening the company’s innovation leadership will help Siemens reach its targets. Among the measures for improving cost efficiency is the program with which Siemens will reduce its selling, general and administrative expenses 10 to 20 percent by 2010. “We want to position all of our businesses in leading market positions as quickly as possible, also in regard to profit. That is the basis for sustained profitable growth on the Sector and Division levels,” said Löscher. Compared to the margin ranges in the old organizational structure, the upper targets of the ranges were raised for 10 of the company’s 14 Divisions that are reported. The target ranges are part of the company’s “Fit4 2010” program, which was comprehensively revised on the occasion of Siemens’ reorganization.
Industry Sector: Target range 9 to 13 percent
The target range for the Industry Sector lies at 9 to 13 percent. On a comparable basis, targets for the Sector’s business activities were previously revenue-weighted at 9 to 11 percent. In particular, the Industry Automation Division (12 to 17 percent) and the Drive Technology Division (11 to 16 percent) will be key contributors to the Sector’s higher margin expectations. Industry Automation was substantially strengthened in fiscal 2007 with the acquisition of UGS, and profits from the PLM (Product Lifecycle Management) business. Drive Technology was strengthened with the acquisitions of Flender and Robicon in the growth market for process industry, as well as for components used in wind power plants. Reflecting the growing demand for energy-efficient building solutions, the target range for Building Technologies now lies at 7 to 10 percent — higher than that of the former Siemens Building Technologies Group. The target ranges for Industry Solutions, Mobility and Osram remain among the most ambitious in their respective industries.

Industry Sector: Target range 9 — 13% (previously 9 — 11% on a comparable basis)
Division	Target range 2010	Former target range*
Industry Automation	12 — 17%	12 — 15% (A&D)
Drive Technology	11 — 16%
Building Technologies	7 — 10%	7 — 9% (SBT)
Osram	10 — 12%	10 — 12% (Osram)
Industry Solutions	5 — 7%	5 — 7% (I&S)
Mobility	5 — 7%	5 — 7% (TS)

*	New 2010 target range and previous target range in part not directly comparable due to changed organizational structure.
Energy Sector: Target range 11 to 15 percent
The Energy Sector’s target range of 11 to 15 percent is a significant two percentage points higher than the revenue-weighted 9 to 13 percent target range of the former Power Generation (PG) and Power Transmission and Distribution (PTD) Groups. The target ranges for the Fossil Power Generation and Renewable Energy Divisions lie clearly above the previous PG margin of 10 to 14 percent. The target ranges for the two Divisions created from PTD are also substantially higher than the former Group’s old range of 7 to 10 percent.

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This reflects the positive earnings trend of the former Group as well as the generally strong market environment for power generation and transmission. As is customary with the majority of the company’s competitors, the Siemens margins show a combination of product, project and service business. The earnings effects of the Service Rotating Equipment Division are reflected in the target ranges of Fossil Power Generation and Oil & Gas.

Energy Sector: Target range 11 — 15% (previously 9 — 13% on a comparable basis)
Division	Target range 2010	Former target range*
Fossil Power Generation	11 — 15%	10 — 14% (PG) (5 — 7% I&S)
Renewable Energy	12 — 16%
Oil & Gas	10 — 14%
Power Transmission	10 — 14%	7 — 10% (PTD)
Power Distribution	11 — 15%

*	New 2010 target range and previous target range in part not directly comparable due to changed organizational structure.
Healthcare Sector: Target range at 14 to 17 percent since November 2007
The margin target range for the former Siemens Medical Solutions Group was already raised to 14 to 17 percent in November 2007, up from the previous 13 to 15 percent. The target range now applies to the new Sector. The Imaging & IT Division, with its target range of 14 to 17 percent, is expected to pull even with its best competitors in the medium term. The Workflow & Solutions Division is generally still being built up in an environment marked by established and strong competitors, and has a target range of 11 to 14 percent. The Diagnostics Division is expected to be especially profitable. Following the acquisitions of DPC, Bayer Diagnostics and, most recently, Dade Behring, the Division is market leader in the field of in-vitro diagnostics. The Diagnostics Division has the company’s highest target range, at 16 to 19 percent.

Healthcare Sector: Target range 14 — 17% (previously 13 — 15% on a comparable basis)
Division	Target range 2010	Former target range*
Imaging & IT	14 — 17%	13 — 15% (Med)
Workflow & Solutions	11 — 14%
Diagnostics	16 — 19%

*	New 2010 target range and previous target range in part not directly comparable due to changed organizational structure.
Siemens IT Solutions and Services and Siemens Financial Services (SFS)
The target ranges for the cross-Sector businesses remain unchanged: 5 to 7 percent for Siemens IT Solutions and Services and 20 to 23 percent (measured on Return on Equity) for SFS.
Siemens will reflect the new company structure for the first time in its third-quarter financial reporting for the current fiscal year.
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 400,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technical achievements, innovation, quality, reliability and internationality. In fiscal 2007, Siemens had revenue of €72.4 billion and income from continuing operations of €3.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.

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Siemens AG	Reference number: AXX200801.30e
Corporate Communications and	Jessika Gallitz
Government Affairs	80312 Munich
Media Relations	Tel.: +49 89 636-36392; Fax: -32825
80312 Munich	E-Mail: jessikamaud.gallitz@siemens.com

     This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigation we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 24, 2008	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling